SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

UBS Sequoia Fund, L.L.C.
(Name of Issuer)

UBS Sequoia Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Mark D. Goldstein, Esq.
UBS Financial Services Inc.
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $104,000,000 (a)	Amount of Filing Fee: $13,176.80 (b)

(a) (b)	Calculated as the aggregate maximum purchase price for limited liability company interests. Calculated at .01267% of the Transaction Valuation.

|_|  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,176.80
Form or Registration No.: Schedule TO, Registration No. 005-62247
Filing Party: UBS Sequoia Fund, L.L.C.
Date Filed: March 1, 2004

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

          This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 1, 2004 by UBS Sequoia Fund, L.L.C. (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $104,000,000 of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

          This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase).

          As previously disclosed in the Statement, Frontier Performance Advisors, L.P. (“Frontier”), the non-managing member of the Fund’s investment adviser (the “Adviser”) and whose employees manage the Fund’s portfolio under the oversight of UBS Fund Advisor, L.L.C. (“UBSFA”), the managing member of the Adviser, has advised the Adviser that its business strategy has evolved and it plans to exit the hedge fund business. At such time, Frontier will no longer make available its employees to manage the Fund and Frontier will withdraw as a non-managing member of the Adviser. However, Frontier has agreed to continue its services for a period of time as the Adviser seeks its replacement.

           After conducting its search process, the Adviser has selected a proposed replacement for Frontier, Paradigm Capital Management, Inc. (“Paradigm”), which intends to become a non-managing member of the Adviser and whose employees it intends to have manage the Fund’s portfolio.

           Paradigm, organized as a New York corporation in June 1993, provides investment advisory services to institutions and individuals, and, as of December 31, 2003, had approximately $1.1 billion of assets under management. Paradigm is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

           Subject to approval by a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the outstanding voting securities of the Fund, by vote cast in person at a meeting called for the purpose of voting on such approval, the Fund’s portfolio will be managed by a team of investment professionals employed by Paradigm, including Candace King Weir, Paradigm's Founder.

           Paradigm is an investment manager that employs a long/short equity strategy and pursues a disciplined research process which develops proprietary earnings models through which it seeks to identify both under- and overvalued investment ideas. Paradigm is valuation-sensitive and generally has emphasized the retail/consumer, technology and healthcare industry sectors, although it may focus on different, or additional sectors from time to time. Paradigm’s portfolio may, but is not required to, have a long bias.

          In contrast to Frontier’s investment approach, Paradigm tends to focus its investments in smaller-capitalization issues, with some investments in mid-cap companies. Paradigm has a broader short-selling strategy than Frontier, and in addition to selling short companies with what it believes are deteriorating fundamentals or valuations, Paradigm may short companies in deteriorating industries, with expected earnings shortfalls, or with excessive valuations relative to certain financial metrics. Paradigm may invest in equity securities without regard to market capitalization. There can be no assurance that Paradigm will engage in short sales.

          If for any reason Paradigm is not admitted as a non-managing member of the Adviser, the Directors will take such further action as they may deem to be in the best interests of the Fund and its Members, including without limitation the liquidation of the Fund.

          Also as previously disclosed in the Statement, M. Cabell Woodward, Jr., a Director who is not an “interested person” of the Fund within the meaning of the 1940 Act, will be retiring from the Board of Directors. In anticipation of Mr. Woodward’s retirement, the Board of Directors of the Fund desires to elect two additional Directors, one of whom will not be an “interested person,” and one of whom will be an “interested person,” of the Fund within the meaning of the 1940 Act. The proposed nominees are: Stephen H. Penman and Mitchell A. Tanzman, the Principal Executive Officer of the Fund. Holders of interests in the Fund will have the opportunity to vote for each of these nominees.

          In anticipation of Frontier’s withdrawal as a non-managing member of the Adviser, each of the portfolio managers of the Fund, who are employed by Frontier, have announced their intention to tender their individual interests in the Fund, aggregating $486,424, during the Offer and the Adviser has determined to tender an amount of its interest in the Fund (aggregating $10,101) equal to the amount held in Frontier’s capital account in the Adviser.

          The information contained in the Supplement to Offer to Purchase dated March 16, 2004, attached as Appendix A hereto, will be distributed to investors in the Fund contemporaneously with the filing of this Amendment.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS SEQUOIA FUND, L.L.C. By: UBS Fund Advisor, L.L.C. Managing Member of UBS Redwood/Sequoia Management, L.L.C. By: /s/ Michael Mascis Name: Michael Mascis Title: Authorized Signatory

March 16, 2004

Appendix A

UBS SEQUOIA FUND, L.L.C.
1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019

SUPPLEMENT TO OFFER TO PURCHASE DATED MARCH 16, 2004

To the Investors of
UBS Sequoia Fund, L.L.C.:

          As previously disclosed in the second paragraph of the cover letter to the Offer to Purchase and Letter of Transmittal, and as more completely described in the last bullet point of the Summary Term Sheet and Item 8 of the Offer to Purchase, Frontier Performance Advisors, L.P. (“Frontier”), the non-managing member of the Fund’s investment adviser (the “Adviser”) and whose employees manage the Fund’s portfolio under the oversight of UBS Fund Advisor, L.L.C. (“UBSFA”), the managing member of the Adviser, has advised the Adviser that its business strategy has evolved and it plans to exit the hedge fund business. At such time, Frontier will no longer make available its employees to manage the Fund and Frontier will withdraw as a non-managing member of the Adviser. However, Frontier has agreed to continue its services for a period of time as the Adviser seeks its replacement.

           After conducting its search process, the Adviser has selected a proposed replacement for Frontier, Paradigm Capital Management, Inc. (“Paradigm”), which intends to become a non-managing member of the Adviser and whose employees it intends to have manage the Fund’s portfolio.

           Paradigm, organized as a New York corporation in June 1993, provides investment advisory services to institutions and individuals, and, as of December 31, 2003, had approximately $1.1 billion of assets under management. Paradigm is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

           Subject to approval by a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the outstanding voting securities of the Fund, by vote cast in person at a meeting called for the purpose of voting on such approval, the Fund’s portfolio will be managed by a team of investment professionals employed by Paradigm, including Candace King Weir, Paradigm's Founder.

           Paradigm is an investment manager that employs a long/short equity strategy and pursues a disciplined research process which develops proprietary earnings models through which it seeks to identify both under- and overvalued investment ideas. Paradigm is valuation-sensitive and generally has emphasized the retail/consumer, technology and healthcare industry sectors, although it may focus on different, or additional sectors from time to time. Paradigm’s portfolio may, but is not required to, have a long bias.

          In contrast to Frontier’s investment approach, Paradigm tends to focus its investments in smaller-capitalization issues, with some investments in mid-cap companies. Paradigm has a broader short-selling strategy than Frontier, and in addition to selling short companies with what it believes are deteriorating fundamentals or valuations, Paradigm may short companies in deteriorating industries, with expected earnings shortfalls, or with excessive valuations relative to certain financial metrics. Paradigm may invest in equity securities without regard to market capitalization. There can be no assurance that Paradigm will engage in short sales.

          If for any reason Paradigm is not admitted as a non-managing member of the Adviser, the Directors will take such further action as they may deem to be in the best interests of the Fund and its Members, including without limitation the liquidation of the Fund.

          Also as previously disclosed in Item 8 of the Offer to Purchase, M. Cabell Woodward, Jr., a Director who is not an “interested person” of the Fund within the meaning of the 1940 Act, will be retiring from the Board of Directors. In anticipation of Mr. Woodward’s retirement, the Board of Directors of the Fund desires to elect two additional Directors, one of whom will not be an “interested person,” and one of whom will be an “interested person,” of the Fund within the meaning of the 1940 Act. The proposed nominees are: Stephen H. Penman and Mitchell A. Tanzman, the Principal Executive Officer of the Fund. Holders of interests in the Fund will have the opportunity to vote for each of these nominees.

          In anticipation of Frontier’s withdrawal as a non-managing member of the Adviser, each of the portfolio managers of the Fund, who are employed by Frontier, have announced their intention to tender their individual interests in the Fund, aggregating $486,424, during the Offer and the Adviser has determined to tender an amount of its interest in the Fund (aggregating $10,101) equal to the amount held in Frontier’s capital account in the Adviser.